EXHIBIT 12

GILAT SATELLITE NETWORKS LTD. Computation of Ratios of Earnings to Fixed Charges *

	Year ended December 31,
	2009	2010	2011	2012	2013
	(Dollars in thousands, except ratios)
Earnings:
Income (loss) before taxes on income	6,907	38,441	(2,281)	(22,815)	(10,332)
Add: Fixed charges	2,738	2,679	3,746	3,064	2,355
Deduct: Interest on capital notes recognized in 2003 based on FAS 15.	649	625	589	426	-
	8,996	40,495	876	(20,177)	(7,977)
Fixed Charges:
Interest expense	2,089	2,050	3,122	2,628	2,352
Interest on troubled debt recorded in 2003 according to FAS 15	649	625	589	426	-
Amortized discounts
An estimate of the interest within rental expenses	-	4	35	10	3
	2,738	2,679	3,746	3,064	2,355

Ratio of Earnings to Fixed Charges	3.29	15.12	0.23	(6.59)	(3.39)

* The data in this table excludes the results of our former subsidiary, Spacenet Inc., which was sold by us in 2013 and which results are accounted in our financials as discontinued operations.